UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-49661

(Check One):

[X ] Form 10-K and Form 10-KSB [  ] Form 11-K [  ] Form 20-F
[ ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

For Period Ended: DECEMBER 31, 2006

[  ] Transition Report on Form 10-K and Form 10-KSB

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q and Form 10-QSB

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

  PART I
REGISTRANT INFORMATION

Full Name of Registrant: ACTIS Global Ventures, Inc.

Former Name if Applicable:

Address of Principal Executive Office: 1905 Aston Avenue, #101
City, State and Zip Code: Carlsbad, CA 92008

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date [X]; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [  ]

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The registrant has identified an error in the accounting for the March 2006 amendments to indebtedness under certain convertible note agreements. The registrant is determining the necessary adjustments to correct the accounting error. However, the results of this determination will not be available in sufficient time to permit a timely filing of the Form 10-KSB without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file its Form 10-KSB annual report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Ray W. Grimm, Jr., (760) 448-2498

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant estimates that revenue for the year ended December 31, 2006 will increase to $10.4 million, from $7.7 million for the year ended December 31, 2005, and that gross profit will increase to $8.2 million for the year ended December 31, 2006, from $5.9 million in 2005. Operating expenses for the year ended December 31, 2006 are expected to increase to $10.3 million, from $7.8 million for the year ended December 31, 2005, and loss from operations in 2006 is expected to be $2.1 million, which is comparable to the loss from operations in 2005 of $1.9 million. Total net loss for the year ended December 31, 2006 cannot be estimated due to pending adjustments in other income (expense) related to the correction of the error referenced above.

Results for the year ended December 31, 2006 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates. Management expects that the audit report from its independent public registered accounting firm will again contain an explanatory paragraph indicating that substantial doubt exists about the registrant’s ability to continue as a going concern.

ACTIS Global Ventures, Inc.
[Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2007 By: /s/ Ray W. Grimm, Jr. Name: Ray W. Grimm, Jr. Title: Chief Executive Officer and Acting Chief Financial Officer